Consolidated Financial Statements


YAMANA RESOURCES INC.

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca                                         [Deloitte & Touche Logo]




INDEPENDENT AUDITORS' REPORT


To the Directors of
Yamana Resources Inc.

We have audited the consolidated balance sheets of Yamana Resources Inc. as at February 28, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2003 in accordance with Canadian generally accepted accounting principles.


(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
May 2, 2003


COMMENTS BY AUDITORS ON CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph for the following:

(a) When financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.

(b) To outline changes in accounting policies that have been implemented in the consolidated financial statements as detailed in Note 2 (o).

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States of America generally accepted auditing standards, our report to the Board of Directors dated May 2, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the consolidated financial statements.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
May 2, 2003


---------
Deloitte
Touche
Tohmatsu
---------

YAMANA RESOURCES INC.
Consolidated Balance Sheets
(In U.S. dollars)
================================================================================




                                                                                         February 28,
                                                                                ----------------------------
                                                                                   2003                2002
                                                                                -----------       -----------
ASSETS

CURRENT
  Cash and cash equivalents                                                 $   722,344         $   213,575
  Amounts receivable (net of provision of $Nil (2002 - $Nil))                   216,330              62,933
  Inventory                                                                           -             330,392
  Advances and deposits                                                          39,940             163,909
------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                            978,614             770,809

FIXED
 Property, plant and equipment, net (Note 3)                                    443,067           1,569,404
  Mineral properties (Note 4)                                                 5,199,125           7,017,258
OTHER
  Value-added tax credits recoverable                                                 -             771,020
  Deposits                                                                            -                 200
  Deferred financing costs                                                            -              13,624
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                $ 6,620,806         $10,142,315
============================================================================================================

LIABILITIES

CURRENT
  Accounts payable                                                          $   525,375         $   610,541
  Accrued liabilities                                                           184,440             366,982
  Accrued liabilities payable in stock (Note 4)                                 603,311                   -
  Note payable                                                                   37,308                   -
  Loan and accrued interest payable (Note 6)                                          -           3,293,185
------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                     1,350,434           4,270,708

FIRST PREFERENCE SHARES, Series 1 (Note 8)                                            -           1,104,413

FUTURE INCOME TAX LIABILITIES (Note 12)                                       1,500,357             482,866
------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                             2,850,791           5,857,987
------------------------------------------------------------------------------------------------------------

CONTINGENCY - GOING CONCERN (Note 2 (a))

CAPITAL SOURCES

Capital stock
  Authorized
    Unlimited number of first preference shares without par
      value issuable in series
    Unlimited number of common shares without par value
  Issued and outstanding (Note 9)
    81,086,553 common shares at February 28, 2003
    (2002 - 55,125,444 shares)                                                3,515,544          54,503,414
   Shares not yet issued                                                      1,285,913              50,000
Equity component of First Preference Shares, Series 1                                 -             208,091
Equity component of Convertible Notes (including accrued
    interest) (Note 10)                                                       1,287,930           1,287,930
Share purchase warrants and other (Note 9)                                    1,171,217             879,439
Deficit (Note 9)                                                             (3,490,589)        (52,644,546)
------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL SOURCES                                                         3,770,015           4,284,328
------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND CAPITAL SOURCES                                       $ 6,620,806         $10,142,315
============================================================================================================



        See accompanying Notes to the Consolidated Financial Statements.

YAMANA RESOURCES INC.
Consolidated Statements of Operations
(In U.S. dollars)
================================================================================






                                                                           Year ended February 28,
                                                        ----------------------------------------------------------
                                                                 2003                    2002                 2001
                                                        --------------        ---------------        -------------
REVENUE                                                  $          -            $  5,840,154          $         -
COST OF OPERATIONS                                                  -              (3,873,713)                   -
DEPRECIATION AND DEPLETION                                          -              (1,982,025)                   -
-------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                      -                 (15,584)                   -
-------------------------------------------------------------------------------------------------------------------
EXPENSES
  Interest expense
    Loan payable                                                    -               1,160,393               83,393
    First Preference Shares, Series 1                         180,905                 631,970               46,645
  Mineral property and other asset write-offs
    (Note 4 (d))                                              894,304               8,199,509            2,346,684
  Salaries and consulting fees                                783,957                 548,724              598,178
  General and administrative                                  283,784                 397,173              416,802
  Professional fees                                           207,695                 101,862               80,454
  Filing and transfer agent fees                               77,780                  53,199               42,289
  General exploration                                          48,819                   3,328               63,206
  Bank charges and foreign exchange                            29,643                (116,951)             (24,473)
  Federal, state and provincial taxes                          10,106                  11,905                5,163
  Depreciation                                                  9,858                  44,769               57,801
  Investor relations                                            5,514                  20,459                5,657
  Amortization of financing costs                                   -                 145,833               14,584
  Gain on sale of property, plant and equipment                     -                 (22,524)             (17,498)
-------------------------------------------------------------------------------------------------------------------
                                                            2,532,365              11,179,649            3,718,885
-------------------------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING                                  (2,532,365)            (11,195,233)          (3,718,885)
INTEREST AND OTHER INCOME                                     157,907                  22,628               44,243
-------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                   (2,374,458)            (11,172,605)          (3,674,642)
RECOVERY OF (PROVISION FOR)
  FUTURE INCOME TAXES                                      (1,017,491)                143,650                    -
-------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                    $ (3,391,949)           $(11,028,955)         $(3,674,642)
-------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share                         $      (0.05)           $      (0.21)         $     (0.08)
-------------------------------------------------------------------------------------------------------------------
Weighted average number of shares
  outstanding (in thousands)                                   65,374                  52,647               44,517
-------------------------------------------------------------------------------------------------------------------

        See accompanying Notes to the Consolidated Financial Statements.

YAMANA RESOURCES, INC.
Consolidated Statements of Shareholders' Equity
(In U.S. dollars)
================================================================================



                                                                                                                  Equity
                                                                                 Capital Stock                   Component
                                                           -------------------------------------------------     of First
                                                                                                                Preference
                                                             Number                              Shares Not      Shares,
                                                           of Shares            Amount           Yet Issued      Series 1
                                                           ---------        -------------        ----------     ----------
Balance, February 29, 2000                                 44,266,552        $53,429,501         $        -       $     -
Shares issued for:
Payment of services                                           141,016             16,000                  -             -
Payment of interest on convertible notes                      895,828            111,400                  -             -
Issue costs of prior equity financing                               -            (37,699)                 -             -
Equity component of first preference shares issuance                -                  -                  -       234,800
Interest accrued on convertible notes                               -                  -                  -             -
Convertible notes redeemed                                          -                  -                  -             -
Purchase warrants issued to preferred shareholders                  -                  -                  -             -
Net loss                                                            -                  -                  -             -
--------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 2001                                 45,303,396         53,519,202                  -       234,800
Shares issued for:
Private placement                                           1,820,000             79,464                  -             -
Acquisition of Platero                                      5,616,000            716,531                  -             -
Conversion of first preference shares                         910,000             87,042                  -       (26,709)
Payment of services                                            50,000              2,535                  -             -
Payment of interest on convertible notes                    1,426,048             98,640                  -             -
Share subscription                                                  -                  -             50,000             -


Interest accrued on convertible notes                               -                  -                  -             -
Warrants issued                                                     -                  -                  -             -
Net loss                                                            -                  -                  -             -
----------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 2002                                 55,125,444         54,503,414             50,000        208,091
Reduction of deficit                                                -        (52,644,546)                 -              -
Shares issued for:
Private placement                                          14,932,374            848,461            (50,000)             -
Exercise of options                                           200,000             13,628                  -              -
Exercise of warrants                                        5,000,000            345,000                  -              -
Conversion of first preference shares                         330,000             31,564                  -         (9,685)
Payment of services                                         4,329,167            319,383                  -              -
Payment of interest on convertible notes                    1,169,568             98,640                  -              -
Shares to be issued                                                 -                  -          1,285,913              -
First preference shares surrendered for 2% NSR                      -                  -                  -        (29,350)
Purchase of first preference shares                                 -                  -                  -       (163,186)
First preference shares converted into note payable                 -                  -                  -         (5,870)
Interest accrued on convertible notes                               -                  -                  -              -
Warrants issued                                                     -                  -                  -              -
Stock-based compensation expense                                    -                  -                  -              -
Net loss                                                            -                  -                  -              -
----------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 2003                                 81,086,553        $ 3,515,544         $1,285,913       $      -
----------------------------------------------------------------------------------------------------------------------------


                                                            Equity
                                                           Component
                                                        of Convertible
                                                             Notes             Share
                                                          (including          Purchase
                                                            Accrued           Warrants
                                                            Interest)         and Other           Deficit              Total
                                                         -------------       ------------      -------------        ----------
Balance, February 29, 2000                               $1,443,100          $  350,000        $(37,732,817)        $17,489,784

Shares issued for:
Payment of services                                               -                   -                   -              16,000
Payment of interest on convertible notes                   (111,400)                  -                   -
Issue costs of prior equity financing                             -                   -                   -             (37,699)
Equity component of first preference shares issuance              -                   -                   -             234,800
Interest accrued on convertible notes                       108,230                   -            (108,230)                  -
Convertible notes redeemed                                 (153,662)                  -                   -            (153,662)
Purchase warrants issued to preferred shareholders                -             183,462                   -             183,462
Net loss                                                          -                   -          (3,674,642)         (3,674,642)
--------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 2001                                1,286,268             533,462         (41,515,689)         14,058,043
Shares issued for:
Private placement                                                 -                   -                   -              79,464
Acquisition of Platero                                            -                   -                   -             716,531
Conversion of first preference shares                             -                   -                   -              60,333
Payment of services                                               -                   -                   -               2,535
Payment of interest on convertible notes                    (98,640)                  -                   -                   -
Share subscription                                                -                   -                   -              50,000
Interest accrued on convertible notes                        99,902                   -             (99,902)                  -
Warrants issued                                                   -             345,977                   -             345,977
Net loss                                                          -                   -         (11,028,955)        (11,028,955)
--------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 2002                                1,287,530             879,439         (52,644,546)          4,283,928
Reduction of deficit                                              -                   -          52,644,546                   -
Shares issued for:
Private placement                                                 -                   -                   -             798,461
Exercise of options                                               -                   -                   -              13,628
Exercise of warrants                                              -                   -                   -             345,000
Conversion of first preference shares                             -                   -                   -              21,879
Payment of services                                               -                   -                   -             319,383
Payment of interest on convertible notes                    (98,640)                  -                   -                   -
Shares to be issued                                               -                   -                   -           1,285,913
First preference shares surrendered for 2% NSR                    -                   -                   -             (29,350)
Purchase of first preference shares                               -                   -                   -            (163,186)
First preference shares converted into note payable               -                   -                   -              (5,870)
Interest accrued on convertible notes                        98,640                   -             (98,640)                  -
Warrants issued                                                   -             270,927                   -             270,927
Stock-based compensation expense                                  -              20,851                   -              20,851
Net loss                                                          -                   -          (3,391,949)         (3,391,949)
--------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 2003                               $1,287,530          $1,171,217         $(3,490,589)        $ 3,769,615
--------------------------------------------------------------------------------------------------------------------------------

YAMANA RESOURCES INC.
Consolidated Statements of Cash Flows
(In U.S. dollars)                                                   Page 1 of 2
================================================================================



                                                                                         Year ended February 28,
                                                                       ----------------------------------------------------
                                                                               2003                2002                2001
                                                                       -------------       -------------       ------------
OPERATING ACTIVITIES
  Net loss for the year                                                 $(3,391,949)        $(11,028,955)       $(3,674,642)
  Items not involving cash
    Mineral property and other asset write-offs                             894,304            8,199,509          2,346,684
    Depreciation and depletion                                                9,858            2,026,794             57,801
    Interest expense on First Preference Shares, Series 1                   180,905              631,970             46,645
    Amortization of financing costs                                               -              145,833             14,584
    Services paid in common shares                                          222,653                2,535             16,000
    Non cash stock-based compensation                                        20,851                    -                  -
    Provision for (recovery of) future income taxes                       1,017,491             (143,650)                 -
    Gain on disposal of property, plant and equipment                             -              (22,524)           (17,498)
    Net change in non-cash working capital (Note 11)                        243,566              600,219           (687,758)
---------------------------------------------------------------------------------------------------------------------------
Cash from (to) operating activities                                        (802,321)             411,731         (1,898,184)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Loan proceeds                                                                   -              500,000          3,350,000
  Repayment of loan and accrued interest                                          -           (1,386,354)                 -
  Issue of common shares and warrants for cash,                                                                           -
     net of issue costs of $152,801 at February 28, 2003
     (February 28, 2002 - $68,475)                                        1,402,096              176,168                  -
  Subscription for shares not yet issued                                          -               50,000                  -
  Issue costs of previous equity financing                                        -                    -            (37,699)
  Issue of First Preference Shares, Series 1 for cash,
     net of cash issue costs                                                      -                    -            890,771
  Redemption of convertible notes                                                 -                    -           (153,262)
---------------------------------------------------------------------------------------------------------------------------
Cash from (to) financing activities                                       1,402,096             (660,186)         4,049,810
---------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Expenditures on mineral properties                                        (72,126)             (25,135)          (158,623)
  Expenditures on Mina Martha                                                     -             (558,586)        (1,445,315)
  Purchase of equipment                                                           -             (179,985)          (154,099)
  Value-added tax credits recoverable                                       (19,080)            (370,782)          (256,549)
  Proceeds from sale of vehicles and equipment                                    -               24,361             41,667
  Return of deposit                                                             200               99,800                  -
  Cash acquired on acquisition of Platero, net of cash
    acquisition costs                                                             -               13,840                  -
---------------------------------------------------------------------------------------------------------------------------
Cash from (to) investing activities                                         (91,006)            (996,487)        (1,972,919)
---------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  FOR THE YEAR                                                              508,769           (1,244,942)           178,707
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                213,575            1,458,517          1,279,810
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                  $   722,344         $    213,575        $ 1,458,517
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash on hand and demand deposits                                        $   722,344         $    197,215         $1,166,994
Time deposits                                                                     -               16,360            291,523
---------------------------------------------------------------------------------------------------------------------------
                                                                        $   722,344         $    213,575         $1,458,517
---------------------------------------------------------------------------------------------------------------------------




        See accompanying Notes to the Consolidated Financial Statements.

YAMANA RESOURCES INC.
Consolidated Statements of Cash Flows
(In U.S. dollars)                                                   Page 2 of 2
================================================================================




                                                                                 Year ended February 28,
                                                                       ----------------------------------------------------
                                                                               2003                2002                2001
                                                                       -------------       -------------       ------------
SUPPLEMENTARY INFORMATION REGARDING
OTHER NON-CASH TRANSACTIONS

FINANCING AND INVESTING ACTIVITIES
  Extinguishment of loan and accrued interest payable on
    sale of mineral properties and related assets (Note 7)               $3,293,185             $      -          $       -
  Issue of common shares and warrants for acquisition of
    Platero (Note 16)                                                             -              965,804                  -
  Equity component of convertible notes
  Payment of interest in common shares                                       98,640               98,640            111,400
  Conversion of First Preference Shares into common shares
  Liability component of First Preference Shares                             21,879               60,333                  -
  Equity component of First Preference Shares                                 9,685               26,709                  -
  Capitalization of accrued interest to mineral properties                        -                    -            558,586
  Financing costs capitalized to mineral properties                               -                    -            189,583
---------------------------------------------------------------------------------------------------------------------------
OTHER SUPPLEMENTARY INFORMATION

Cash paid for interest                                                   $        -             $      -          $   1,262
---------------------------------------------------------------------------------------------------------------------------





        See accompanying Notes to the Consolidated Financial Statements.

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


1.   NATURE OF OPERATIONS

     The reference to "Yamana" in these consolidated financial statements refers to the Company and, where the context requires, all of its subsidiaries and its branch operation.

     Yamana is engaged in the acquisition, exploration and development of mineral properties. Yamana began production in February 2001 at Mina Martha (the Martha Mine) in Santa Cruz province, Argentina. Revenue from the sale of ore from Mina Martha began in April 2001. Mina Martha was sold in April 2002 (Note 7).


2.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In the case of Yamana, Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America ("US GAAP") as explained in Note 17.

     The significant accounting policies used in these consolidated financial statements are as follows:

     (a)  Going concern

          These consolidated financial statements have been prepared on a going concern basis which contemplates that Yamana will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Yamana's ability to continue as a going concern is dependent upon the raising of additional financing, if, as and when required, and, ultimately, the attainment of profitable operations.

          These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should Yamana be unable to continue as a going concern.

     (b)  Basis of consolidation

          These consolidated financial statements include the accounts of Yamana, all of its subsidiaries and its branch operation. The principal subsidiaries of Yamana are Minera Yamana Inc. (Ontario, Canada), Platero Resources Inc. (Ontario, Canada) and their respective subsidiaries.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (c)  Cash and cash equivalents

          Cash and cash equivalents include, from time to time, short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.

     (d)  Inventory

          High-grade ore is stated at the lower of the weighted average cost of production and net realizable value. High-grade ore is ore that requires no additional processing before sale to a smelter.

          Mine   stores   and   supplies   are   valued  at  the  lower  of  the
          weighted-average   cost,   less  allowances  for   obsolescence,   and
          replacement cost.

     (e)  Property, plant and equipment

          Property, plant and equipment are recorded at cost, and depreciation is provided on a straight-line basis over their estimated useful lives that currently range from three to seven years.

          Yamana reviews the carrying value of its property, plant and equipment on a regular basis and, where their carrying values are estimated to exceed their net recoverable amounts, provision is made for the decline in value.

     (f)  Mineral properties

          Acquisition costs of mineral properties, and direct exploration and development expenditures thereon, including interest, are capitalized. Costs incurred for general exploration that do not result in the acquisition of mineral properties are charged to operations. Costs relating to properties abandoned are written off when such decision is made. When production is attained, capitalized costs are amortized using the unit of production method based upon estimated reserves of mineral resources.

          Yamana reviews the carrying value of each property on a regular basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved by Yamana and by others and, in the case of producing properties, the estimated future operating results and net cash flows. When the carrying value of a property is estimated to exceed its net recoverable amount, provision is made for the decline in value.

          The ultimate recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves and the ability of Yamana to obtain the necessary financing to develop the properties, to achieve future profitable production from the properties or to obtain sufficient proceeds from disposition.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (g)  Foreign currency translation

          Yamana considers the United States dollar to be its functional currency since it is the primary economic currency of the environments in which Yamana operates. Accordingly, all amounts are reported in U.S. dollars, including the equivalents of certain Canadian dollar ("C$") amounts (Notes 9, 10, and 12). Monetary items in a foreign currency are translated into U.S. dollars at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the appropriate monthly average rate. The resulting foreign exchange gains and losses are included in operations.

     (h)  Deferred financing costs

          Costs incurred in connection with debt financings have been deferred and are amortized over the term of the debt.

     (i)  First Preference Shares, Series 1

          The First Preference Shares, Series 1 are a compound financial instrument. Accordingly, the fair value of the conversion privilege and the common share purchase warrants forming part of the issue of units (Note 8) have been classified as part of capital sources, with the balance of the gross proceeds from the issue of the preference shares classified as a liability. The costs of issuing the shares that have been attributed to the liability component have been deferred and are being amortized over the estimated term of the liability. The balance of those costs has been charged against the equity components. The carrying amount of the liability is being accreted to the redemption amount as interest expense over the estimated term of the liability. In addition, the cumulative dividends have been accounted for on an accrual basis as an additional interest expense.

     (j)  Convertible notes

          The convertible notes which are, in substance, an equity instrument have been classified as part of capital sources. Accordingly, the costs of issuing the notes and interest expense on the notes are charged directly to the deficit as a capital transaction.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (k)  Revenue recognition

          Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

     (l)  Income taxes

          Future income tax assets and liabilities are computed based on differences in the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

     (m)  Stock option plans

          Yamana provides options to directors, officers, employees and others to buy shares of Yamana, thereby allowing them the opportunity to participate in the progress of Yamana. No compensation expense is recognized when the stock options are granted or exercised. Any consideration received by Yamana on the exercise of stock options is credited to share capital. If Yamana repurchases the stock options, the consideration paid would be charged to the deficit.

     (n)  Loss per share

          The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as shares issuable on conversion of the First Preference Shares and Convertible Notes, and the exercise of outstanding stock options and outstanding share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the "if-converted" method is used for the assumed conversion of the First Preference Shares, Series 1 and Convertible Notes at the beginning of the year. In addition, the "treasury stock method" is used for the assumed proceeds upon the exercise of stock options and share purchase warrants that are used to purchase common shares at the average market price during the year.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (o)  Stock-based compensation

          The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective March 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

          The Company adopted the intrinsic value method for stock-based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.


3.   PROPERTY, PLANT AND EQUIPMENT



                                                                         February 28,
                                        -------------------------------------------------------------------
                                                             2003                               2002
                                        -------------------------------------------------------------------
                                                            Accumulated        Net Book         Net Book
                                             Cost          Depreciation          Value            Value
                                        --------------   ---------------    ------------      -------------
Land                                     $          -      $         -       $         -      $  973,825
Buildings                                     425,636                -           425,636         237,680
Field vehicles and equipment                   77,345           69,425             7,920         224,241
Exploration drill                             114,655          114,655                 -         112,983
Office furniture and equipment                212,911          203,400             9,511          20,675
-----------------------------------------------------------------------------------------------------------
                                            $ 830,547      $   387,480       $   443,067      $1,569,404
-----------------------------------------------------------------------------------------------------------



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


4.   MINERAL PROPERTIES


                                                           February 28,
                                                -------------------------------
                                                       2003                2002
                                                -----------         -----------
    Argentina (Santa Cruz)
         Mina Martha                            $         -         $ 1,517,473
         Other                                    5,063,290           5,493,972
    Brazil                                          129,228                   -
    Other                                             6,607               5,813
    ---------------------------------------------------------------------------
                                                $ 5,199,125         $ 7,017,258
    ---------------------------------------------------------------------------

     (a)  Santa Cruz, Argentina

          Yamana owned Mina Martha which is located within the Bacon property in the province of Santa Cruz. Production from the mine commenced in February 2001 and revenue from the sale of ore from the mine commenced in April 2001. Production was suspended in November 2001. Mina Martha and related silver properties were sold in April 2002 (Note 7).

          Yamana holds certain other mineral properties and exclusive prospecting rights in the province of Santa Cruz, and has applied for the exclusive prospecting rights to certain other mineral properties which will require minimal payments to the province, should such rights be granted. Yamana owns a 100% interest in its Santa Cruz properties.

          Royal Gold, Inc. has a 2% net smelter return royalty on Yamana's Paloma property and on any and all mineral production from Yamana's mineral property holdings as at November 1, 1999 in Santa Cruz province.

          In April 2002, Yamana and Compania de Minas Buenaventura S.A.A. ("Buenaventura") executed a Memorandum of Understanding covering, upon completion of due diligence, the exploration and development funding of Yamana's gold properties in the eastern half of the Deseado Massif gold-silver region in Santa Cruz Province, Argentina.

          Buenaventura can earn a 50% equity interest in Recursos Yamana S.A. ("RYSA"), Yamana's Argentine subsidiary, by: (1) purchasing 1.5 million Yamana common shares for $150,000 (which has been completed);
          (2) funding a staged three-year $2,850,000 Phase I exploration program; and (3) committing to a Phase II exploration program. In the event this commitment is not made, no equity interest will be earned by Buenaventura and Yamana will retain a 100% ownership of RYSA.

          If Buenaventura elects to proceed with Phase II, it can increase its equity interest in RYSA to 66 2/3% by funding an additional $3,000,000 in exploration staged over the following three years. Buenaventura has the right to withdraw from exploration funding only after the completion of any committed year.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


4.   MINERAL PROPERTIES (Continued)

     (a)  Santa Cruz, Argentina (continued)

          Buenaventura will manage activities related to project exploration and development, with Yamana continuing to conduct activities related to the acquisition of new opportunities. Buenaventura has exercised its right to introduce a third party, Mauricio Hochschild Cia S.A.C. ("Hochschild"), to this arrangement such that, after the $6,000,000 in funding, each party would hold a one-third interest in RYSA. If a decision is made to develop any specific property, Yamana may maintain its fully participating one-third interest or opt for a carried 10% net proceeds interest. As at February 28, 2003, Buenaventura/ Hochschild had funded $680,000.

     (b)  Brazil

          Yamana acquired a 100% interest in the 970-square kilometer Cumaru Garimpeiro Reserve and the adjoining 17-square kilometer Gradaus mining property. Gradaus consists of partially developed private ground with an active mining license and a modern operations camp.

          Pursuant to the land agreement, Yamana is required to make property payments of approximately $1,600,000 as follows:

                       Year ended                       Amount
                -----------------------            ----------------
                February 28, 2003                   $   75,000
                February 28, 2004                      175,000
                February 28, 2005                      200,000
                February 28, 2006                      500,000
                February 28, 2007                      200,000
                February 28, 2008                      450,000
                ---------------------------------------------------
                                                    $1,600,000
                ---------------------------------------------------

     (c)  Other properties

          Yamana continues to hold other property interests in Argentina and Canada that require minimal or no payments. These property interests are carried at nominal amounts.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


4.   MINERAL PROPERTIES (Continued)

     (d)  Mineral property and other asset write-offs

                                                                February 28,
                                               --------------------------------------------------
                                                        2003              2002              2001
                                               --------------    --------------    --------------
        Mineral properties
             Argentina (Santa Cruz)
                Mina Martha                        $ 171,700        $1,717,324        $        -
                Disposition of 10% net
                   proceeds interest                 (75,200)                -                 -
                Other                                  4,902         5,539,084                 -
             Chile                                         -             6,553            31,802
             Indonesia                                     -            24,293               390
             Papua New Guinea                              -             2,262           541,391
             Paraguay                                      -            41,704         1,763,670
        -----------------------------------------------------------------------------------------
        Total mineral properties                     101,402         7,331,220         2,337,253
        -----------------------------------------------------------------------------------------
        IVA credits
             Argentina - Mina Martha                 771,020           816,378                 -
             Argentina - Other                        19,080                 -                 -
             Paraguay                                      -            18,894                 -
             Chile                                         -             1,962             9,431
        -----------------------------------------------------------------------------------------
        Total IVA credits                            790,100           837,234             9,431
        -----------------------------------------------------------------------------------------
        Other assets
             Other                                     2,802            31,055                 -
        -----------------------------------------------------------------------------------------
        Total other assets                             2,802            31,055                 -
        -----------------------------------------------------------------------------------------
        Total mineral property and
             asset write-offs                      $ 894,304        $8,199,509        $2,346,684
        -----------------------------------------------------------------------------------------


          The write-offs of mineral property costs resulted from either management's assessment of a decline in value as a result of the sales thereof (Note 7), management's conclusion of the unlikelihood of securing exploration funding or management's decision to abandon the property.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


5.   ACCRUED LIABILITIES PAYABLE IN STOCK

     Accrued liabilities payable in stock consist of payables for bonuses, legal fees and accrued payroll. As at February 28, 2003, the issuance of 5,978,274 shares, valued at $414,552, had received necessary shareholder and regulatory approval and the issuance of 3,235,800 shares, valued at $188,759, was pending shareholder approval.


6.   LOAN PAYABLE

     Yamana secured a two-year $4,500,000 (originally $4,000,000) loan facility from Northgate Exploration (BVI) Limited ("Northgate"), for development of Mina Martha in Santa Cruz province, Argentina. This facility bore interest at the rate of 30% per annum compounded annually and was to mature on December 23, 2001. In April 2002, Yamana sold Mina Martha and the loan was repaid (Note 7).

     The loan facility was secured under an agreement whereby Yamana transferred to Northgate 51% of Yamana's indirect interest in its Argentina subsidiary for $1.00 and the pledge by Yamana to Northgate of its remaining 49% indirect interest in that subsidiary. Under the terms of a shareholders agreement, Yamana had the right to reacquire the 51% interest in the subsidiary held by Northgate for $1.00 upon repayment of the loan, and any accrued and unpaid interest thereon, on or before the maturity date of the loan. Northgate had the right to acquire the remaining 49% interest in the Argentina subsidiary from Yamana for $1.00 in the event of default by Yamana of the terms of the loan agreement.

     Interest expense related to the loan was capitalized until production began in February 2001 and was expensed thereafter. As at February 28, 2002, Yamana had incurred interest expense of approximately $1,802,372 on this loan, of which $558,586 was capitalized in 2001 to mineral properties and $1,160,393 in 2002 and $83,393 in 2001 was expensed.


7.   SALE OF SILVER PROPERTIES

     In April 2002, Coeur d'Alene Mines Corporation ("Coeur") acquired from Northgate Exploration (BVI) Limited ("Northgate") the outstanding balance on the loan and accrued interest payable.

     Pursuant to this agreement, Coeur also acquired all of Yamana's silver properties and related assets in the western part of the province of Santa Cruz, Argentina, in satisfaction of the loan and accrued interest payable. Yamana retained its gold properties and government refunds of value added tax related to Mina Martha exports, and a 10% net proceeds interest in all of the silver properties outside of the immediate 42 hectare Mina Martha area.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


7.   SALE OF SILVER PROPERTIES (Continued)

     The carrying values of the assets sold were as follows:

        Mineral properties
             Mina Martha                                        $ 1,517,473
             Other                                                  247,786
        Land, buildings and equipment                             1,115,947
        Inventory                                                   330,392
        Accounts receivable                                          56,748
        Other assets                                                 24,839
        --------------------------------------------------------------------
                                                                $ 3,293,185
        --------------------------------------------------------------------

     In January 2003,  Yamana  surrendered its 10% net proceeds  interest in the
     silver   properties  to  Coeur  for  settlement  of  all  residual  closure liabilities and $75,200 in cash.


8.   FIRST PREFERENCE SHARES, SERIES 1

     (a)  First Preference Shares, Series 1, issued and outstanding

                                                                                         Amount
                                                            Preferred       ------------------------------
                                                             Shares          Liability          Equity
                                                           Outstanding        Portion           Portion
                                                           -----------      ------------       -----------
        Balance at February 28, 2001                         8,000,000        $ 573,640         $ 234,800
        Converted into common shares                          (910,000)         (60,333)          (26,709)
        Amortization of discount on issue                            -          310,776                 -
        Accrued dividends                                            -          280,330                 -
        --------------------------------------------------------------------------------------------------
        Balance at February 28, 2002                         7,090,000        1,104,413           208,091
        Converted into common shares                          (330,000)         (21,879)           (9,685)
        Amortization of discount on issue                            -           90,730                 -
        Accrued dividends                                            -           76,551                 -
        Surrendered for 2% NSR (Note 8 (b))                 (1,000,000)        (129,781)          (29,350)
        Purchase of Preference shares and
             dividends                                      (5,560,000)      (1,081,770)         (163,186)
        Converted into note payable (unsecured;
             interest charged at 15% per annum;
             due October 1, 2003)                             (200,000)         (38,264)           (5,870)
        --------------------------------------------------------------------------------------------------
        Balance at February 28, 2003                                 -                -                 -
        --------------------------------------------------------------------------------------------------

     Interest expense of $180,905 in 2003 and $631,970 in 2002 relating to this financial liability includes $13,624 in 2003 and $40,864 in 2002 for the amortization of issue costs.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


8.   FIRST PREFERENCE SHARES, SERIES 1 (Continued)

     (b) During the year ended February 28, 2003, Yamana agreed to purchase 5,560,000 preference shares and the rights to dividends in exchange for 10,822,411 Yamana common shares. The Preference shares were converted into common shares on the basis of 1.28205 common shares for each Preference share and one common share for each $0.0975 of accrued dividends. Yamana also agreed to grant a 2% NSR on La Paloma, a Yamana gold property in Santa Cruz province, Argentina for the surrender of 1,000,000 preference shares. Yamana issued the common shares subsequent to February 28, 2003.

          Warrants that were originally issued with the preferred shares that were purchased or surrendered were amended such that the expiration date was extended from February 9, 2004 to December 31, 2004 and the exercise price was reduced from $0.15 to $0.125 per share.


9.   CAPITAL STOCK

     (a) The shareholders of the Company approved the elimination of the deficit at February 28, 2002 of $52,644,546 on August 30, 2002 by way of a corresponding reduction to capital stock.

     (b) Yamana closed a private placement financing of 1,820,000 units at a price of $0.125 per unit on July 31, 2001. Each unit consisted of one common share of Yamana and one common share purchase warrant of Yamana exercisable for three years from the closing date at an exercise price of $0.16.

     (c)  During the year ended February 28, 2003, the Company:

          (i) closed a private placement with Coeur of 5,000,000 units for gross proceeds of $255,000. Each unit consisted of one common share and one common share purchase warrant of Yamana exercisable for five years from the closing date at an exercise price of $0.069. Coeur exercised 50% of the warrants in September 2002 and its remaining warrants in December 2002 for total gross proceeds of $345,000. Coeur received the right to nominate one director to Yamana's Board of Directors.

          (ii) closed an additional private placement for $150,000 as further explained in Note 4 above.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


9.   CAPITAL STOCK (Continued)

     (c)  (continued)

          (iii) closed a private placement financing of 8,006,374 units at a price of C$0.15 per unit on February 28, 2003. Each unit consisted of one common share of Yamana and one common share purchase warrant of Yamana exercisable for three years from the closing date at an exercise price of C$0.20. Yamana also issued 800,637 underwriter's warrants exercisable up to 2 years from the closing date at an exercise price of C$0.19. Subsequent to February 28, 2003, in an over-allotment option related to the same private placement, Yamana additionally placed 200,000 units and issued 718 underwriter's warrants under the same terms.

     (d) Transactions concerning share purchase warrants are summarized as follows:

                                                                Number of
                                                                 Warrants               Amount
                                                             --------------         -----------
        Outstanding, February 28, 2001                         14,050,000            $ 533,462
        Issued                                                  4,901,000              345,977
        Expired                                                (2,350,000)                   -
        ---------------------------------------------------------------------------------------
        Outstanding, February 28, 2002                         16,601,000              879,439
        Issued                                                 10,062,611              270,927
        Expired                                                (1,500,000)                   -
        ---------------------------------------------------------------------------------------
        Outstanding, February 28, 2003                         25,163,611          $ 1,150,366
        ---------------------------------------------------------------------------------------

          Share purchase warrants outstanding at February 28, 2003 as a result of private placements or other agreements were as follows:

             Number of                Exercise Price
           Common Shares                 Per Share                Expiry Date
          --------------             ----------------         ------------------

             2,000,000                $0.20 (C$0.30)          September 15, 2003
             1,440,000                $0.15 (C$0.24)          February 9, 2004
             2,808,000                $0.15 (C$0.24)          March 14, 2004
             1,820,000                $0.15 (C$0.24)          July 25, 2004
             1,000,000                $0.10 (C$0.15)          August 2, 2004
             6,760,000               $0.125 (C$0.20)          December 31, 2004
               255,600               $0.125 (C$0.20)          September 4, 2005
               800,637                $0.13 (C$0.19)          February 28, 2005
               273,000               $0.125 (C$0.20)          July 25, 2005
             8,006,374                $0.13 (C$0.20)          February 28, 2006



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


9.   CAPITAL STOCK (Continued)

     (d)  (continued)

          As at February 28, 2003, 1,000,000 of these warrants with an exercise price of $0.10 expiring on August 2, 2004 had been granted, but not issued.

          From time to time, Yamana grants stock options to directors, officers, employees and others, to purchase shares at the quoted market value on the day preceding the date of the grant. The options have no vesting period and expire after ten years. Transactions concerning stock options, all of which are exercisable, are summarized as follows:

                                                                     Weighted-
                                                                       Average
                                                   Number of          Exercise
                                                     Options         Price (C$)
                                                -------------      ------------

        Outstanding, February 28, 2001             4,117,750            $ 0.40
        Granted                                    4,599,000              0.27
        Expired                                     (834,000)             0.57
        -----------------------------------------------------------------------
        Outstanding, February 28, 2002             7,882,750              0.30
        Granted                                      750,000              0.15
        Exercised                                   (200,000)            0.105
        Expired                                     (140,000)             0.35
        -----------------------------------------------------------------------
        Outstanding, February 28, 2003             8,292,750            $ 0.11
        -----------------------------------------------------------------------

          As a result of stock options granted to non-employees, the Company recognized $20,851 to February 28, 2003 as stock-based compensation expense and included this amount in contributed surplus. The stock based compensation expense is classified in general and administrative expense.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


9.   CAPITAL STOCK (Continued)

     (d)  (continued)

          When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation cost for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted to employees on or after January 1,
          2002, the Company's net loss would have been increased to the pro forma amounts indicated below:
                                                               For the
                                                            year ended
                                                          February 28,
                                                                  2003
                                                        ---------------
           Net loss
                As reported                                $ 3,490,589
                Pro forma                                    3,507,054

          The pro forma loss per share for the year would be the same amount reported on the consolidated statements of loss and deficit.

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the year ended February 28, 2003: no dividends are to be paid, volatility of 102%, risk-free interest rate of 5% and expected life of 10 years.

          The following table summarizes information concerning stock options outstanding as at February 28, 2003:

                                                                Weighted-
                                                                  Average
                                                                Remaining
          Exercise                 Number of                  Contractual
            Prices                    Shares                 Life (months)
          ---------            --------------              ---------------
           C$0.20                    250,000                    119.00
           C$0.13                    300,000                     55.00
           C$0.12                    200,000                     53.00
           $0.105                  7,542,750                     81.13
          ----------------------------------------------------------------
                                   8,292,750
          ----------------------------------------------------------------

          At February 28, 2002, 7,882,750 stock options were exercisable at a weighted average exercise price of C$0.30. During the year ended February 28, 2003, Yamana repriced these stock options to C$0.105.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


10.  CONVERTIBLE NOTES

     In 1998, Yamana completed the sale of $4,800,000 principal amount of 8% Senior Secured Convertible Notes (the "Notes") of Yamana maturing July 17, 2003. As of February 28, 2003 and 2002, convertible notes of $1,233,000 and accrued interest of $54,930 were outstanding.

     The Notes were originally secured and senior in rank to all other indebtedness of Yamana. In November 1999, the noteholders approved a resolution that the Notes shall no longer be secured and shall rank parri passu with all other unsecured debt of Yamana. The resolution also changed, among other things, the conversion price to $0.375 (C$0.54) per share (which is subject to downward adjustment in certain circumstances). Yamana has the option in certain circumstances to require conversion of all of the Notes.

     Yamana has the right in certain circumstances to redeem the Notes in cash prior to maturity. Yamana also has the right to repay the Notes at maturity, and to pay interest on the Notes, in cash or by the issue of common shares of Yamana. Accordingly, the Notes have been accounted for as an equity instrument for accounting purposes.


11.  NET CHANGE IN NON-CASH WORKING CAPITAL

                                                                        Year ended February 28,
                                                       ---------------------------------------------------
                                                              2003               2002               2001
                                                       ------------        ------------        -----------
        Net decrease (increase) in
             Accounts receivable                        $ (153,397)         $ (72,896)          $ (9,363)
             Advances and deposits                         123,969            151,000           (114,480)
             Inventory                                           -            275,104           (548,445)
        Net increase in
             Accounts payable and other
                accrued liabilities                        272,994            150,865            (98,863)
             Accrued interest payable                            -             96,146             83,393
        -------------------------------------------------------------------------------------------------
                                                         $ 243,566          $ 600,219         $ (687,758)
        -------------------------------------------------------------------------------------------------



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


12.  INCOME TAXES

     Net future income tax liabilities as at February 28, 2003, 2002 and 2001 consisted of the following:

                                                                        Year ended February 28,
                                                       ---------------------------------------------------
                                                              2003               2002               2001
                                                       ------------        ------------        -----------
        Future income tax assets:
             Resource properties and other
               fixed assets                             $1,858,031          $1,376,217        $1,389,931
             Loss carry-forwards in Canada and
                United States                            6,119,699           6,325,053         6,021,851
             Financing costs                               107,990              70,886           120,271
        -------------------------------------------------------------------------------------------------
                                                         8,085,720           7,772,156         7,532,053
        Less:  Valuation allowance                      (8,085,720)         (7,772,156)       (7,532,053)
        -------------------------------------------------------------------------------------------------
                                                                 -                   -                 -
        Future income tax liabilities:
             Resource properties                         1,500,357             482,866                 -
        -------------------------------------------------------------------------------------------------
        Net future income tax liabilities               $1,500,357          $  482,866               $ -
        -------------------------------------------------------------------------------------------------

     A reconciliation of the provision for recovery of income taxes is as follows:

                                                                        Year ended February 28,
                                                        ---------------------------------------------------
                                                              2003               2002               2001
                                                        ------------        ------------        -----------

        Statutory tax rates                                   37.80%            41.30%            43.54%
        ----------------------------------------------------------------------------------------------------
        Provision for recovery of income taxes
             computed at statutory tax rates            $   897,546         $4,614,287        $1,599,939
        Effect of lower tax rates of foreign
             jurisdictions                                 (338,824)        (1,030,079)         (422,125)
        Tax benefits not recognized in period
             that loss arose                               (654,244)        (3,510,098)       (1,504,632)
        Change in tax basis of mineral properties
             on reorganization                           (1,017,491)                 -                 -
        Other                                                95,522             69,540           326,818
        ----------------------------------------------------------------------------------------------------
        (Increase) decrease in future tax liabilities   $(1,017,491)        $  143,650        $        -
        ----------------------------------------------------------------------------------------------------


================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


12.  INCOME TAXES (Continued)

     At February 28, 2003, Yamana had the following loss carry-forwards for tax purposes:

                            Local             U.S. Dollar            Expiry
                          Currency            Equivalent              Date
                        ---------------     ---------------      ---------------

     Canada              C$ 22,393,000        $ 15,090,000        2004 to 2010
     U.S.                US$ 1,188,000           1,188,000        2012 to 2023


     Yamana  also  has  tax  loss   carry-forwards   in  certain  other  foreign
     jurisdictions, the amounts of which are unlikely to be utilized.


13.  RELATED PARTY TRANSACTIONS

     Related party transactions during the years ended February 28, 2003, 2002 and 2001 were as follows:

                                                                      Year ended February 28,
                                                           ------------------------------------------
                                                                 2003            2002           2001
                                                           -----------     -----------     ----------
        Directors fees and consulting fees to
             associates thereof                              $ 17,319        $ 35,722       $ 20,131
        Legal fees to a law firm that had partners
             who are either a director or an officer
             of Yamana                                         26,497         116,813        221,892
        ---------------------------------------------------------------------------------------------
                                                             $ 43,816       $ 152,535      $ 242,023
        ---------------------------------------------------------------------------------------------



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


14.  SEGMENTED INFORMATION

     Yamana considers its business to consist of one reportable operating segment. Assets referred to below consist of land, buildings and equipment, and mineral properties.

                                                                 Year ended February 28,
                                                        ------------------------------------------------
                                                               2003              2002              2001
                                                        ------------      ------------      ------------
        Revenue
             Mina Martha, Argentina                      $        -        $5,840,154       $         -
        ------------------------------------------------------------------------------------------------
        Capital assets at the end of the year
             Argentina                                   $5,496,847        $8,561,308       $16,126,597
             Brazil                                         129,228                 -                 -
             Other                                           16,117            25,354            69,894
        ------------------------------------------------------------------------------------------------
                                                         $5,642,192        $8,586,662       $16,196,491
        ------------------------------------------------------------------------------------------------


15.  DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

     The fair value of Yamana's cash and cash equivalents, amounts receivable, advances and deposits, accounts payable and other accrued liabilities as at February 28, 2003 and 2002 was estimated to approximate their carrying value.

     Yamana did not have First Preferences Shares, Series 1 as at February 28, 2003 and their fair value was not determinable as at February 28, 2002.


16.  PLATERO ACQUISITION

     In March 2001, Yamana acquired Platero Resources Inc. ("Platero"), a private Yukon Territory-incorporated exploration company with properties located in proximity to Yamana's Mina Martha and Martinetas property in Santa Cruz province, Argentina.

     Yamana issued for each of the approximately 5.6 million common shares of Platero outstanding, one pre-consolidation common share of Yamana and one-half of one pre-consolidation common share purchase warrant. Each whole warrant is exercisable for one additional pre-consolidation common share of Yamana at a price of $0.15 per share and is exercisable at any time up to February 8, 2004. The fair value of the common shares, based on the closing price of Yamana's common shares for a period before and after the acquisition date, was $716,531. The fair value of the warrants, based on a Black-Scholes Model, was $249,273.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


16.  PLATERO ACQUISITION (Continued)

     The acquisition has been accounted for using the purchase method of accounting. The fair value of the net assets acquired was as follows:

        Current assets (including cash of $67,943)                                $    84,803
        Mining property and equipment                                               1,556,475
        Other assets                                                                    7,630
        Current liabilities                                                            (2,485)
        Future income tax liabilities                                                (626,516)
        --------------------------------------------------------------------------------------
                                                                                  $ 1,019,907
        --------------------------------------------------------------------------------------
        Consideration comprised of:
             5,616,000 common shares of Yamana with a fair value of
                $0.1632 per share                                                 $   716,531
             2,808,000 share purchase warrants with a fair value of
                $0.0888 per warrant                                                   249,273
             Transaction costs                                                         54,103
        --------------------------------------------------------------------------------------
                                                                                  $ 1,019,907
        --------------------------------------------------------------------------------------


================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


17.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of Yamana, conforms in all material respects with U.S. GAAP, except as set forth below:

     Consolidated Balance Sheets

                                                                                         February 28,
                                                                                 ---------------------------------
                                                                                         2003                2002
                                                                                 -------------       -------------
        Total assets under Canadian GAAP                                          $ 6,620,806         $10,142,315
        Write-off of deferred mineral property costs (a)                           (5,199,125)         (5,499,785)
        Write-off of unamortized costs relating to the
             issue of First Preference Shares, Series 1 (b)                                 -             (13,624)
        Unamortized issue costs relating to convertible notes (c)                      21,366              78,345
        ----------------------------------------------------------------------------------------------------------
        Total assets under U.S. GAAP                                              $ 1,443,047         $ 4,707,251
        ----------------------------------------------------------------------------------------------------------

        Total liabilities under Canadian GAAP                                     $ 2,850,791         $ 5,857,987
        Adjustment to liability component of:
             First Preference Shares, Series 1 (b)                                          -          (1,104,413)
             Convertible notes (c)                                                  1,287,930           1,287,930
             Future income tax liability (a)                                       (1,500,357)           (482,866)
        ----------------------------------------------------------------------------------------------------------
        Total liabilities under U.S. GAAP                                           2,638,364           5,558,638
        ----------------------------------------------------------------------------------------------------------

        Capital sources under Canadian GAAP                                         3,770,015           4,284,328
        Write-off of deferred mineral property costs, net of future
             income tax effect (a)                                                 (3,698,768)         (5,016,919)
        Reclassification of liability component of First
             Preference Shares, Series 1 (b)                                                -           1,104,413
        Write-off of unamortized costs relating to the issue of
             First Preference Shares, Series 1 (b)                                          -             (13,624)
        Reclassification of equity component of convertible
             notes, including interest (c)                                         (1,287,930)         (1,287,930)
        Unamortized issue costs relating to convertible notes (c)                      21,366              78,345
        ----------------------------------------------------------------------------------------------------------
        Capital sources under U.S. GAAP                                           $(1,195,317)        $  (851,387)
        ----------------------------------------------------------------------------------------------------------
        Total liabilities and capital sources under U.S. GAAP                     $ 1,443,047         $ 4,707,251
        ----------------------------------------------------------------------------------------------------------



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


17.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     Under US GAAP, the components of capital resources would be as follows:

                                                                               February 28,
                                                                   ---------------------------------
                                                                           2003                2002
                                                                   -------------       -------------
        Capital resources
        Preferred shares                                            $         -         $ 1,044,805
        --------------------------------------------------------------------------------------------
        Shareholders' equity
        Common shares                                               $ 3,348,020         $54,485,214
        Additional paid-in capital                                    1,581,185           1,367,239
        Obligation to issue common shares                             1,285,913              50,000
        Unamortized discount on issue of preferred shares                     -            (311,765)
        Deficit                                                      (7,409,835)        (57,486,880)
        --------------------------------------------------------------------------------------------
        Total Shareholders' Equity                                  $(1,194,717)        $(1,896,192)
        --------------------------------------------------------------------------------------------


     Consolidated Statements of Operations

                                                                                Years ended February 28,
                                                                          ---------------------------------
                                                                                  2003                2002
                                                                          -------------       -------------
        Loss before income taxes under Canadian GAAP                       $(2,374,458)       $(11,172,605)
        Reversal of mineral property write-offs (a)                            101,402           7,331,220
        Write-off of deferred mineral property costs (a)                      (130,022)            (25,135)
        Reversal of finance costs on First Preference
             Shares, Series 1 (b)                                              180,903             631,970
        Interest on convertible notes (c)                                      (98,640)            (99,902)
        Stock compensation expense (g)                                        (242,444)                  -
        ---------------------------------------------------------------------------------------------------
        Loss before income taxes under U.S. GAAP                            (2,563,259)         (3,334,452)
        Adjustments to net loss relating to
             First Preference Shares, Series 1: (b)
                Amortization of discount on issue                              (48,565)           (145,694)
                Accrued dividends                                              (76,551)           (280,330)
        ---------------------------------------------------------------------------------------------------
        Net loss attributable to common shareholders under
             U.S. GAAP                                                     $(2,688,375)       $ (3,760,476)
        ---------------------------------------------------------------------------------------------------
        Loss per share under U.S. GAAP                                     $     (0.04)       $      (0.07)
        ---------------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding under
             U.S. GAAP (in thousands)                                           65,374              52,647
        ---------------------------------------------------------------------------------------------------



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


17.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     Consolidated Statements of Cash Flows

                                                                               February 28,
                                                                   ---------------------------------
                                                                           2003                2002
                                                                   -------------       -------------
        Capital resources
        Preferred shares                                            $         -         $ 1,044,805
        --------------------------------------------------------------------------------------------
        Shareholders' equity
        Common shares                                               $ 3,348,020         $54,485,214
        Additional paid-in capital                                    1,581,185           1,367,239
        Obligation to issue common shares                             1,285,913              50,000
        Unamortized discount on issue of preferred shares                     -            (311,765)
        Deficit                                                      (7,409,835)        (57,486,880)
        --------------------------------------------------------------------------------------------
        Total Shareholders' Equity                                  $(1,194,717)        $(1,896,192)
        --------------------------------------------------------------------------------------------

     (a) Under Canadian GAAP, the costs of acquisition of mineral property interests are capitalized. Under U.S. GAAP, where the interest are without, at the date of acquisition, economically recoverable reserves, these costs are generally considered to be exploration costs which are expensed as incurred. For purposes of the Consolidated Statements of Cash Flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operating activities under U.S. GAAP.




================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


17.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     (b) Under U.S. GAAP, the First Preference Shares, Series 1 issued during 2001 are recorded as a capital source, net of a discount arising from the allocation of a portion of the net proceeds to the warrants attached to preference shares. Under Canadian GAAP, the preference shares have been treated as a compound financial instrument comprising both a financial liability and two equity instruments. Accordingly, under U.S. GAAP, the expenses incurred on issue of the preferred shares have been charged to the deficit as a capital transaction. In addition, the amortization of the discount on issue of the preferred shares and the accrued dividends thereon would not be expensed through the income statement but would, however, be included in the determination of the net loss attributable to common shareholders under U.S. GAAP. Also, under U.S. GAAP, the carrying amount of the First Preference Shares, Series 1 would be disclosed as a separate component of capital sources, but not included as part of shareholders' equity.

     (c) Under U.S. GAAP, the convertible notes are recorded as a liability, net of a discount arising from the allocation of a portion of the proceeds to the warrants attached to the notes. Under Canadian GAAP, the convertible notes have been treated as an equity instrument. Accordingly, under U.S. GAAP, the interest on convertible notes has been expensed through the income statement, and the discount and deferred costs of issuing the convertible notes are being amortized over the term of the notes (after adjustment for those notes that have been converted or redeemed.)

     (d) The transfer of the 51% interest in the subsidiary discussed in Note 6 would, under U.S. GAAP, be accounted for on a similar basis to that under Canadian GAAP, in view of Yamana's continuing involvement with the subsidiary. However, under U.S. GAAP, the assets and liabilities of the subsidiary would be disclosed separately in the Consolidated Balance Sheets under captions such as "Assets of business transferred under contractual arrangements" and "Liabilities of business transferred", respectively. As at February 28, 2003 and 2002 this factor had no other impact on the balance sheet of the Company.

     (e) SFAS No. 123, "Accounting for Stock-Based Compensation", requires the use of a fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. However, SFAS No. 123 allows the Company to continue to measure compensation costs in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees".



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


17.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     (e)  (continued)

          The following pro forma financial information presents the net loss for the year and the loss per share had the Company adopted the fair value method specified in SFAS No. 123 for all stock options issued to employees and directors.

                                                                               Years ended February 28,
                                                                          --------------------------------
                                                                                  2003               2002
                                                                          --------------    --------------
        Net loss under U.S. GAAP                                           $(2,563,259)       $(3,334,452)
        Additional stock-based compensation costs                              (16,465)          (229,950)
        --------------------------------------------------------------------------------------------------
        Pro forma net loss under U.S. GAAP                                  (2,579,724)        (3,564,402)
        Adjustments to net loss relating to First Preference
             Shares, Series 1: (b)
                Amortization of discount on issue                              (48,565)          (145,694)
                Accrued dividends                                              (76,551)          (280,330)
        --------------------------------------------------------------------------------------------------
        Pro forma net loss attributable to common
             shareholders under U.S. GAAP                                  $(2,704,840)       $(3,990,426)
        --------------------------------------------------------------------------------------------------
        Pro forma basic loss per share                                     $     (0.04)       $     (0.08)
        --------------------------------------------------------------------------------------------------

          Using the fair value method for stock based compensation, additional costs of $16,465 and $229,950 would have been recorded for the years ended February 28, 2003 and 2002, respectively. These amounts were determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 70% in 2003 and 102% in 2002, and an annual risk free rate of between 4.5% and 5.0% in 2003 and 5.0% and 5.5% in 2002.

          During the year ended February 28, 2003, the exercise price of certain stock options was repriced (Note 17 (g)) and the effect of the modification under the fair value method has been included in the current year's pro forma disclosures.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


17.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     (f)  Other comprehensive income

          U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

     (g) During the year ended February 28, 2003, the exercise price with respect to 7,882,750 stock options was decreased from a weighted average price of C$0.30 to C$0.15. As a consequence, these options are to be valued on a variable basis pursuant to the provisions of FIN44. There is additional stock-based compensation costs under U.S. GAAP of $242,444 as the quoted market price of the Company's common shares exceeded the exercise price at February 28, 2003.

     (h) Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended February 28, 2003 and 2002.

     (i)  Recently released accounting standards

          In June 2001,  the FASB  issued  SFAS No.  143,  Accounting  for Asset
          Retirement   Obligations  ("SFAS  143"),  which  addresses   financial
          accounting  and  reporting  for   obligations   associated   with  the
          retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company is currently evaluating the effects of SFAS 143 on its results of operations and financial position.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


17.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     (i)  Recently released accounting standards (continued)

          In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS 144 replaced SFAS 121, Accounting for the Impairment of long-lived Assets and for Long-lived Assets to be Disposed of. The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under Accounting Principles Board Opinion No. 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also resolved significant implementation issues related to SFAS 121. The Company early adopted SFAS 144 as of February 28, 2002.

          In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002.

          In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. In general, this statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is expected to not have a material effect on the Company's financial position or results of operations.

          In May 2003,  the FASB  issued SFAS No.  150,  Accounting  for Certain
          Financial Instruments with Characteristics of both Liabilities and Equities. SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as a liability. SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring shares or other assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and therefore expects that the adoption of this statement will not have a material effect on its financial position or results of operations.



================================================================================

YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
================================================================================


17.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (Continued)

     (i)  Recently released accounting standards (continued)

          In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company is currently evaluating the effects of FIN 45; however, it expects that the adoption of FIN 45 will not have a material effect on its results of operations or financial position.

          In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all variable interest entities created after January 31, 2003 and for the first (interim or annual) reporting period ending after December 15, 2003 for variable interests entities created before February 1, 2003. It is expected that the adoption of FIN 46 will not have a material effect on the Company's financial position or results of operations.


18.  SUBSEQUENT EVENTS

     In April 2003, Yamana announced that it had reached agreement with Santa Elina Mines Corp. ("Santa Elina") to acquire all of Santa Elina's gold assets in Brazil. The assets include three advanced pre-production gold projects, a number of mid-stage exploration projects, and claims or concessions covering prospective exploration areas in two of Brazil's major gold regions.

     Yamana will acquire Santa Elina's gold assets through the issue of common shares such that existing Yamana shareholders will own 15% of Yamana going forward and Santa Elina will own 85%. As part of this acquisition, it is expected that Yamana will consolidate its common shares on a one for twelve basis. Yamana is also in discussion with certain persons who might take on senior management roles upon completion of this acquisition, including the role of Chief Executive Officer.



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


YAMANA RESOURCES INC.
Notes to the Consolidated Financial Statements
(In U.S. Dollars)
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18.  SUBSEQUENT EVENTS (Continued)

     Completion of the acquisition is subject to a number of conditions including Toronto Stock Exchange approval, satisfactory completion of due diligence reviews, Yamana receiving the approval of its Board of Directors, approval of Yamana's shareholders and the execution of formal agreements. The transaction is also conditional upon Yamana raising a minimum of C$10 million. However, Yamana plans to target a much larger financing and expects to structure the terms for that financing in early June based on the outcome of Yamana's other current initiatives and receipt of NI 43-101 reports.











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